

June 6, 2014

<u>Via E-mail</u>
Darren R. Huston
Chief Executive Officer
priceline.com Incorporated
800 Connecticut Avenue
Norwalk, Connecticut 06854

  Re: **priceline.com Incorporated**
      Form 10-K for the Fiscal Year Ended December 31, 2013
      Filed February 20, 2014
      File No. 0-25581

Dear Mr. Huston:

   We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to this comment, we may have additional comments.

<u>General</u>

1. You told us in your letter dated January 31, 2012 that you accepted and facilitated travel reservations from purported residents of Sudan and Syria, and offered and/or facilitated the sale of travel services in those countries. You also told us that you had no specific plans to change the travel services that you made available with respect to those countries or their residents. As you know, Sudan and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about contacts with Sudan or Syria. Please provide us with information regarding any contacts with Sudan and Syria since the referenced letter. Your response should describe any services you have provided, directly or indirectly, pertaining to Sudan and Syria, and any agreements,

arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comment or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Mara Ransom
Assistant Director
Division of Corporation Finance